September 11, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N. E.

Washington, D.C. 20549

Attn:	SiSi Cheng

Claire Erlanger

Erin Donahue

Geoffrey Kruczek

Division of Corporation Finance

Office of Real Estate & Construction

Re:	Terra Innovatum Global S.R.L., Terra Innovatum s.r.l. and GSR III Acquisition Corp. Registration Statement on Form S-4 Filed May 14, 2025, as amended File No. 333-287271

To the addressees set forth above:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Terra Innovatum Global S.R.L., Terra Innovatum s.r.l. and GSR III Acquisition Corp. (together, the “Registrants”) hereby request acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. Eastern Time on Friday, September 12, 2025, or as soon as practicable thereafter. Please notify Steven B. Stokdyk of Latham & Watkins LLP at (213) 891-7421, of the time of effectiveness.

Very truly yours,

GSR III Acquisition Corp.

/s/ Gus Garcia
Gus Garcia Co-Chief Executive Officer

Terra Innovatum Global s.r.l.

/s/ Alessandro Petruzzi
Alessandro Petruzzi Chief Executive Officer

Terra Innovatum s.r.l.

/s/ Alessandro Petruzzi
Alessandro Petruzzi Chief Executive Officer

cc:	Gus Garcia, Co-Chief Executive Officer, GSR III Acquisition Corp.
Lewis Silberman, Co-Chief Executive Officer, GSR III Acquisition Corp
Alessandro Petruzzi, Chief Executive Officer, Terra Innovatum Global S.R.L.
Mitchell Nussbaum, Loeb & Loeb LLP
Tahra Wright, Loeb & Loeb LLP